SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


              Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.)
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   452916 40 6
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)



                                October 16, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                        [ ]

Check the following box if a fee is being paid with this Statement:
                                                                        [ ]

CUSIP No. [452916406]                  13 D                  Page 3 of  13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       2,376,720
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         2,376,720

--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,376,720
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         24.2%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


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


CUSIP No. [452916406]                  13 D                  Page 4 of  13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       745,899
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         745,899

--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         745,899
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.6%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

CUSIP No. [452916406]                  13 D                  Page 5 of  13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Fund, A Cayman Island Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       1,630,821
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         1,630,821

--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,630,821
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         16.6%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO (see Item 2)
--------------------------------------------------------------------------------

CUSIP No. [452916406]                  13 D                  Page 6 of  13 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         00 (see Item 3 below)
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
                                                                       [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       2,376,720
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         2,376,720

--------------------------------------------------------------------------------
11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,376,720
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         24.2%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     (a)  Common Stock, $.001 par value ("Shares")

          Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.) (the "Issuer") 900 North Shore Blvd. Lake Bluff, IL 60044 (847) 604-7555

Item 2.  Identity and Background.

          Names of Persons Filing:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital "), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Fund, A Cayman Island Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald")(collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and is the sole shareholder of Paramount Capital,1 a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,2 a limited partnership incorporated in Delaware and is the Investment Manager to Aries Trust,3 a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been con victed in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent juris diction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandat ing activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          Since  the  date of  Amendment  No.  3 to the  Original  Statement  on
          Schedule 13-D ("Amendment No. 3"), filed on August 7, 1997, in a private placement of the 8,648,649 shares of common stock, par value $.001 per share, of the Issuer (the "Private Placement") in which Paramount Capital, Inc. acted as Placement Agent, on October 16, 1997, Aries Domestic used its general funds to purchase, net of commissions, 271,278 shares of Common Stock of the Issuer with attached contractual rights for an aggregate purchase price of $545,777 and the Aries Trust used its general funds to purchase, net of commissions, 550,776 shares of Common Stock of the Issuer with attached contractual rights for an aggregate purchase price of $1,108,093. The Private Placement had the net effect of diluting the Reporting Parties' respective percent interests.

Item 4.  Purpose of Transaction.

          The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

          Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) As of October 16, 1997, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, benefi cially owned 2,376,720 shares or 24.2% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                         Amount Owned
                                                         ------------
             Aries Domestic                                745,899 Shares
             Aries Trust                                 1,630,821 Shares

     (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

     (c) Other than as set forth in Item 3 above, no open market transactions were made by Aries Domestic and the Aries Trust in the past 60 days.

-------------------

1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.
2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.
3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and direc tors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

          Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d)  & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the Investment Manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic.

          Dr. Rosenwald is the President and sole shareholder of Paramount Capital. Mr. Steve Kanzer, a Senior Managing Director of the Placement Agent (as defined below), joined the Board of Directors of the Issuer in connection with the initial investment by Aries Domestic and the Aries Trust in June 1996 and receives compensation for such services.

          Pursuant to Article 6 of the Subscription Agreement executed by the Issuer and each investor in the Private Placement, the Reporting Parties are entitled to contractual rights (the "Article VI Rights") attached to the shares of Common Stock acquired in the Private Placement. The Article VI Rights provide for additional issuances of Common Stock to the Reporting Persons upon the occurrence of dilution events, such as issuances of Common Stock (or securities convertible into, or exercisable for, Common Stock) at a price per share less than the then current market price or the then-effective price per share paid by purchasers in the Private Placement, to compensate for such dilution. The Article VI Rights also provide for additional issuances of Common Stock on each six month anniversary of the first anniversary of the final closing of the Private Placement. Furthermore, the
          Article VI Rights include a right to put the Common Stock to which they relate to the Issuer for 130% of the purchase price of such shares in the Private Placement. The Reporting Persons, however have covenanted only to exercise such put under certain circumstances.

          Paramount Capital, Inc., (the "Placement Agent") an NASD member broker dealer and an affiliate of Aries Domestic and the Aries Trust has acted as Placement Agent for the Issuer. and will receive certain fees for such services including warrants (the "Placement Warrants") to purchase 864,865 shares of Common Stock with attached contractual rights at an exercise price equal to $2.54375. On October 16, 1997, the Issuer and the Placement Agent entered into a twenty-four (24) month engagement agreement, pursuant to which the Placement Agent is entitled to receive a cash retainer and standard success fees in addition to warrants (the "Advisory Warrants")to purchase 1,297,297 shares of Common Stock with attached contractual rights at an exercise price equal to $2.54375. The Placement and Advisory Warrants will become exercisable on April 16, 1997.

          Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   October 26, 1997
         New York, NY             By /s/Lindsay A. Rosenwald, M.D.
                                    ------------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                   ARIES DOMESTIC FUND, L.P.
                                   By Paramount Capital Asset Management, Inc.
                                   General Partner

Dated:   October 26, 1997
         New York, NY              By /s/Lindsay A. Rosenwald, M.D.
                                    ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


                                   THE ARIES TRUST
                                   By Paramount Capital Asset Management, Inc.
                                   Investment Manager

Dated:   October 26, 1997
         New York, NY              By /s/Lindsay A. Rosenwald, M.D.
                                    ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      President


Dated:   October 26, 1997
         New York, NY              By /s/Lindsay A. Rosenwald, M.D.
                                    ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.